UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Agrify Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00853E 305

(CUSIP Number)

Raymond Chang

c/o Agrify Corporation

2468 Industrial Drive

Troy, MI 48084

(617) 896-5243

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00853E 305

1.	Names of Reporting Persons Raymond Nobu Chang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds PF (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 6,909(1)
	8.	Shared Voting Power 13,802,042(2)
	9.	Sole Dispositive Power 6,909(1)
	10.	Shared Dispositive Power 13,802,042(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,808,951(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.99%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 575 shares of common stock, par value $0.001, of Agrify Corporation (“Common Stock”), held individually and (ii) up to 6,334 shares of Common Stock issuable upon exercise of stock options held by Mr. Chang that are exercisable within 60 days of the date hereof. Does not include 337,743 shares of Common Stock underlying time-based restricted stock units that will not vest within 60 days of the day hereof granted to Mr. Chang under the Agrify Corporation 2022 Omnibus Equity Incentive Plan, as amended (the “Plan”).

(2)

Consists of (i) 1,717,051 shares of Common Stock held by RTC3 2020 Irrevocable Trust (“RTC3”), of which Mr. Chang retains the ability to remove the independent trustee, (ii) warrants to purchase 231,223 shares of Common Stock held by RTC3 that are exercisable within 60 days of the date hereof, subject to a 9.99% beneficial ownership limitation, (iii) 648 shares of Common Stock held by NXT3J Capital, LLC (“NXT3J”), an entity controlled by Mr. Chang, (iv) that number of shares of Common Stock issuable to CP Acquisitions, LLC (“CP Acquisitions”), an entity controlled by Mr. Chang, issuable to Mr. Chang upon the conversion of that certain Senior Secured Amended, Restated and Consolidated Convertible Note, as amended (the “Convertible Note”) due 2025 described herein with an outstanding principal amount of $3,500,000.00 and a conversion price of $1.46 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of Common Stock upon conversion to Mr. Chang and/or Ms. I-Tseng Jenny Chan, each a member of the Board of Directors of the Issuer (“Board”), in which case the 49.99% beneficial ownership limitation will apply to each of them individually, (v) that number of shares of Common Stock issuable to CP Acquisitions or, at CP Acquisition’s election, pre-funded warrants to purchase shares of Common Stock issuable to CP Acquisitions upon conversion of that certain Junior Secured Convertible Promissory Note (“New Junior Note”) due July 1, 2025 described herein with an outstanding principal amount of $1,500,000.00 and a conversion price of $0.2633 (as may be adjusted per the New Junior Note), which pre-funded warrants are exercisable subject to a 49.99% beneficial ownership limitation, (vi) pre-funded warrants to purchase 7,876,712 shares of Common Stock held by CP Acquisitions that are exercisable within 60 days of the date hereof, subject to a 49.99% beneficial ownership limitation, (vii) pre-funded warrants to purchase 7,383,053 shares of Common Stock held by GIC Acquisition LLC (“GIC Acquisition”) that are exercisable within 60 days of the date hereof, subject to a 49.99% beneficial ownership limitation, (viii) options to purchase 203 shares of Common Stock that are held by Raymond Chang Jr., Mr. Chang’s son, that are exercisable within 60 days of the date hereof, and (ix) 1,578,947 shares of Common Stock held individually by Chinwei Wang, Mr. Chang’s spouse. Does not include 105,139 shares of Common Stock underlying time-based restricted stock units that will not vest within 60 days of the day hereof granted to Raymond Chang, Jr., under the Plan.

Mr. Chang disclaims beneficial ownership with respect to the shares and warrants held by RTC3, the shares held by NXT3J, the shares entitled to CP Acquisitions upon conversion of its Convertible Note, the options and shares held by Raymond Chang Jr., and the shares held by Chinwei Wang, in each case except to the extent of his pecuniary interest therein.

(3)	Based on 14,230,447 shares of Common Stock outstanding as of August 14, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2024, plus the shares of Common Stock issuable upon exercise of the warrants and options and conversion of the Convertible Note in footnotes (1) and (2) above, subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons RTC3 2020 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,948,274(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,948,274(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,948,274(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.47%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 1,717,051 shares of Common Stock held by RTC3, and (ii) warrants to purchase 231,223 shares of Common Stock held by RTC3 that are exercisable within 60 days of the date hereof, subject to a 9.99% beneficial ownership limitation. Does not include the 1,578,947 shares of Common Stock held individually by Chinwei Wang which may in the future be transferred to RTC3 for estate planning purposes.

(2)	Based on 14,230,447 shares of Common Stock outstanding as of August 14, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 14, 2024, plus the shares of Common Stock issuable upon exercise of the warrants described in footnote (1) above, subject to the beneficial ownership limitation described therein.

CUSIP No. 00853E 305

1.	Names of Reporting Persons NXT3J Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 648(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 648(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 648(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 648 shares of Common Stock held by NXT3J.

(2)	Based on 14,230,447 shares of Common Stock outstanding as of August 14, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 14, 2024.

CUSIP No. 00853E 305

1.	Names of Reporting Persons CP Acquisitions, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,273,973(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,273,973(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,273,973(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.99%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) that number of shares of Common Stock issuable to CP Acquisitions, an entity controlled by Mr. Chang, issuable to Mr. Chang upon the conversion of the Convertible Note due 2025 described herein with an outstanding principal amount of $3,500,000.00 and a conversion price of $1.46 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of Common Stock upon conversion to Mr. Chang and/or Ms. I-Tseng Jenny Chan, each a member of the Board, in which case the 49.99% beneficial ownership limitation will apply to each of them individually, (ii) pre-funded warrants to purchase 7,876,712 shares of Common Stock held by CP Acquisitions that are exercisable within 60 days of the date hereof, subject to a 49.99% beneficial ownership limitation, and (iii) that number of shares of Common Stock issuable to CP Acquisitions or, at CP Acquisition’s election, pre-funded warrants to purchase shares of Common Stock issuable to CP Acquisitions upon conversion of the New Junior Note due July 1, 2025 described herein with an outstanding principal amount of $1,500,000.00 and a conversion price of $0.2633 (as may be adjusted per the New Junior Note), which pre-funded warrants are exercisable subject to a 49.99% beneficial ownership limitation.

(2)	Based on 14,230,447 shares of Common Stock outstanding as of August 14, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 14, 2024, plus the shares of Common Stock issuable upon conversion of the Convertible Note and the shares of Common Stock purchasable upon exercise of the pre-funded warrants described in footnote (1) above, subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons GIC Acquisition LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,383,053 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,383,053 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,383,053 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.16%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes pre-funded warrants to purchase 7,383,053 shares of Common Stock held by GIC Acquisition that are exercisable within 60 days of the date hereof, subject to a 49.99% beneficial ownership limitation.

(2)	Based on 14,230,447 shares of Common Stock outstanding as of August 14, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 14, 2024, plus the shares of Common Stock purchasable upon exercise of the pre-funded warrants described in footnote (1) above, subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons Raymond Chang Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 203(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 203(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 203(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of up to 203 shares of Common Stock issuable upon exercise of stock options held by Mr. Chang, Jr., that are exercisable within 60 days of the date hereof. Does not consist of 105,139 shares of Common Stock underlying time-based restricted stock units that will not vest within 60 days of the day hereof granted to Mr. Chang, Jr. under the Plan.

(2)	Based on 14,230,447 shares of Common Stock outstanding as of August 14, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 14, 2024, plus 203 shares of Common Stock issuable upon exercise of the options described in footnote (1) above.

CUSIP No. 00853E 305

1.	Names of Reporting Persons Chinwei Wang
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,578,947(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,578,947(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,578,947(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.10%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 1,578,947 shares of Common Stock held individually, which may be transferred to RTC3 for estate planning purposes.

(2)	Based on 14,230,447 shares of Common Stock outstanding as of August 14, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 14, 2024.

SCHEDULE 13D – EXPLANATORY NOTE

This Amendment No. 7 to the statement on Schedule 13D (“Amendment No. 7”) amends the Schedule 13D originally filed by the Reporting Persons (as defined herein) on December 30, 2022, as amended by that certain Amendment No. 1 filed on October 31, 2023, Amendment No. 2 filed on January 29, 2024, Amendment No. 3 filed on March 1, 2024, Amendment No. 4 filed on March 29, 2024, Amendment No. 5 filed on May 23, 2024, and Amendment No. 6 filed on August 6, 2024 (collectively, the “Schedule 13D”), and relates to the shares of common stock, par value $0.001 (“Common Stock”) of Agrify Corporation (“Issuer”) beneficially owned by Raymond Nobu Chang (“Mr. Chang”), RTC3 2020 Irrevocable Trust (“RTC3”), NXT3J Capital, LLC (“NXT3J”), CP Acquisitions, LLC (“CP Acquisitions”), GIC Acquisition LLC (“GIC Acquisition”), Raymond Chang Jr. and Chinwei Wang (each, a “Reporting Person” and together, the “Reporting Persons”) with respect to shares of Common Stock that they may be deemed to have beneficial ownership.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No.7 shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each Reporting Person is the record owner of the securities set forth on their respective cover sheet. The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of each Reporting Person’s cover sheet. Such percentage was calculated based on the 14,230,447 shares of Common Stock outstanding as of the date hereof. Notwithstanding the foregoing, Mr. Chang hereby disclaims beneficial ownership with respect to the securities held by NXT3J, RTC3, CP Acquisitions, GIC Acquisition and Raymond Chang Jr. except to the extent of his pecuniary interest therein.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

New Junior Note for CP Acquisitions

On August 14, 2024, Issuer issued a junior secured promissory note (the “New Junior Note”) in favor of CP Acquisitions, an entity affiliated with and controlled by Raymond Chang, the Chief Executive Officer of the Issuer and a member of the Board of Directors of the Issuer (“Board”), and I-Tseng Jenny Chan, a member of the Board. Pursuant to the New Junior Note, CP Acquisitions will lend up to $1,500,000 to the Issuer. The New Junior Note bears interest at a rate of 10% per annum, will mature in full on July 1, 2025, and may be prepaid without any fee or penalty. The New Junior Note is secured by the Issuer’s assets and ranks junior to existing secured indebtedness of the Issuer. The New Junior Note may be converted into common stock of the Company or, at CP Acquisition’s election, pre-funded warrants with an exercise price of $0.001 per share (the “Pre-Funded Warrants”), in each case at a conversion price of $0.2633.

The foregoing summaries of the New Junior Note and the form of Pre-Funded Warrant do not purport to be complete, and are qualified in their entirety by reference to copies of the New Junior Note and the form of Pre-Funded Warrant, which are filed as Exhibits 4.1 and 4.2, respectively, to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 14, 2024, which are attached as exhibits 1 and 2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto.

Item 6 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Except as set forth in the New Junior Note, or herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the call options, put options, security-based swaps or any other derivative securities, transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Junior Secured Convertible Promissory Note dated as of August 14, 2024 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 14, 2024).
2	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 14, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2024

Raymond Nobu Chang

/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang

RTC3 2020 Irrevocable Trust

By:	/s/ Johanna Wise Sullivan
Name:	Johanna Wise Sullivan
Title:	Trustee

NXT3J Capital, LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Manager

CP Acquisitions, LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Manager

GIC Acquisition LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Manager

Raymond Chang, Jr.

/s/ Raymond Chang, Jr.
Name:	Raymond Chang, Jr.

Chinwei Wang

/s/ Chinwei Wang
Name:	Chinwei Wang